Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-139817-14

Supplement to Prospectus Supplement dated June 27, 2007
(To Prospectus Dated February 13, 2007)

$784,569,993

(Approximate)

Mortgage Pass-Through Certificates, Series 2007-4F

GSR Mortgage Loan Trust 2007-4F
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
U.S. Bank National Association
Trustee
Avelo Mortgage L.L.C.
Countrywide Home Loans Servicing LP
Fifth Third Mortgage Company
GMAC Mortgage, LLC
National City Mortgage Co.
SunTrust Mortgage, Inc.
Washington Mutual Bank
Wells Fargo Bank, N.A.
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated June 27, 2007 (the “Prospectus Supplement”) to the prospectus dated February 13, 2007 (the “Prospectus”) relating to the GSR Mortgage Loan Trust 2007-4F Mortgage Pass-Through Certificates, Series 2007-4F.  This Supplement supersedes in their entirety the supplements dated December 11, 2007 and June 18, 2008 to the Prospectus Supplement.

Capitalized terms used, but not defined, in this supplement shall have the meanings given to them in the Prospectus Supplement.

•	The table appearing on the cover of the Prospectus Supplement is revised by adding footnotes (9) and (10) as follows:

Class	Approximate Initial Class Principal Balance or Notional Amount(1)	Annual Certificate Interest Rate	Type(2)	Interest Type(3)	Fitch Rating(4)	S&P Rating(4)	Rated Final Distribution Date(5)
1A-1	$27,634,000	5.00%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037
2A-1	$160,449,000	5.75%	Senior/Exchangeable	Fixed	AAA(10)	AAA(9)(10)	July 2037
2A-2	$112,720,000	5.75%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037
2A-3	$120,887,000	5.75%	Senior/Exchangeable	Fixed	AAA(10)	AAA(9)(10)	July 2037
2A-4	$8,167,000	5.75%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037
2A-5	$15,639,000	5.75%	Senior/Exchangeable	Fixed	AAA(10)	AAA(9)(10)	July 2037
2A-6	$7,472,000	5.75%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037

(continued on following pages)

THE CLASS B-3 CERTIFICATES ARE NOT OFFERED UNDER THIS SUPPLEMENT

Goldman, Sachs & Co.
The date of this supplement is May 19, 2009

Class	Approximate Initial Class Principal Balance or Notional Amount(1)		Annual Certificate Interest Rate	Type(2)	Interest Type(3)	Fitch Rating(4)	S&P Rating(4)	Rated Final Distribution Date(5)
2A-7	$29,851,000		5.75%	Super Senior/NAS	Fixed	AAA	AAA(10)	July 2037
2A-8	$2,239,000		5.75%	Senior Support/NAS	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-1	$100,000,000		6.00%	Super Senior	Fixed	AAA	AAA(10)	July 2037
3A-2	$182,099,000		6.00%	Senior/Exchangeable	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-3	$81,945,000		6.00%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-4	$100,154,000		6.00%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-5	$18,377,000		6.00%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-6	$59,066,000		6.00%	Super Senior/NAS	Fixed	AAA	AAA(10)	July 2037
3A-7	$4,431,000		6.00%	Senior Support/NAS	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-8	$45,000,000		6.00%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-9	$8,510,000		6.00%	Senior	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-10	$3,476,000		6.00%	Senior Support	Fixed	AAA(10)	AAA(9)(10)	July 2037
3A-11	$250,595,395		6.00%	Senior/Exchangeable	Fixed	AAA(10)	AAA(9)(10)	July 2037
4A-1	$77,646,000		Floating(6)	Senior	Floating	AAA(10)	AAA(9)(10)	July 2037
4A-2	$77,646,000	(7)	Floating(6)	Senior/IO	Floating	AAA	AAA(9)(10)	July 2037
5A-1	$12,891,000		5.50%	Senior	Fixed	AAA(10)	AAA(9)(10)	June 2027
6A-1	$45,244,000		6.00%	Senior	Fixed	AAA(10)	AAA(9)(10)	June 2027
7A-1	$19,503,000		6.50%	Senior	Fixed	AAA(10)	AAA(9)(10)	June 2027
A-P	$90,993		0.00%	RSTP/PO	Fixed	AAA(10)	AAA(9)(10)	July 2037
A-X	$245,320	(7)	6.00%	RSTP/IO	Fixed	AAA	AAA(10)	July 2037
M-1	$1,190,000		Variable(8)	SUB	Variable	AA+	NR	July 2037
B-1	$11,062,000		Variable(8)	SUB	Variable	AA(9)	NR	July 2037
B-2	$5,135,000		Variable(8)	SUB	Variable	A(9)(10)	NR	July 2037
B-3	$2,766,000		Variable(8)	SUB	Variable	BBB(9)(10)	NR	July 2037

__________________

(9)
The ratings on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-8 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-7 Certificates, Class 3A-8 Certificates, Class 3A-9 Certificates, Class 3A-10 Certificates, Class 3A-11 Certificates, Class 4A-1 Certificates, Class 4A-2 Certificates, Class 5A-1 Certificates, Class 6A-1 Certificates, Class 7A-1 Certificates, Class A-P Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of the Certificates Have Been Downgraded” below.

(10)
The ratings on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-7 Certificates, Class 2A-8 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-7 Certificates, Class 3A-8 Certificates, Class 3A-9 Certificates, Class 3A-10 Certificates, Class 3A-11 Certificates, Class 4A-1 Certificates, Class 4A-2 Certificates, Class 5A-1 Certificates, Class 6A-1 Certificates, Class 7A-1 Certificates, Class A-P Certificates,  Class A-X Certificates, Class B-2 Certificates and Class B-3 Certificates are on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•
The Risk Factor entitled “Geographical Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses if Those Jurisdictions Experience Economic Downturns” on pages S-23-S-24 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any of those states take actions against any originator or servicer that impairs the issuing entity’s ability to realize on those mortgage

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loans. See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this prospectus supplement.

•
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-31 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through Goldman Sachs Mortgage Company's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the initial primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with such servicer’s recent financial difficulties or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on your certificates.

Even if a transfer of servicing does not actually

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occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding Avelo Mortgage, L.L.C., one of the servicers, and its affiliates, see “Recent Developments in Respect of Avelo Mortgage, L.L.C.” below.

For recent developments regarding Countrywide Home Loans Servicing LP, one of the servicers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.

For recent developments regarding GMAC Mortgage, LLC, one of the servicers, and its affiliates, see “Recent Developments in Respect of GMAC Mortgage, LLC” and “Recent Developments in Respect of Residential Capital, LLC” below.

For recent developments regarding National City Mortgage Co., one of the servicers, and its affiliates, see “Recent Developments in Respect of National City Corporation” below.

For recent developments regarding SunTrust Mortgage, Inc., one of the servicers, and its affiliates, see “Recent Developments in Respect of SunTrust Mortgage, Inc.” below.

For recent developments regarding Washington Mutual, Inc. an affiliate of Washington Mutual Bank, one of the servicers, see “Recent Developments in Respect of Washington Mutual Bank and its Affiliates” below.

•
The Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” on page S-35 of the Prospectus Supplement is deleted in its entirety and replaced with the following, and all references in the Prospectus Supplement to the Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” shall be deemed to be references to the Risk Factor entitled “Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses”:

Recently, the Residential Mortgage	Recently, the residential mortgage loan market has

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Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, housing prices and appraisal values in many states have been declining after extended periods of significant appreciation.  The decline of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more restrictive underwriting criteria for loans. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in the financial performance of subprime, Alt-A and other nonprime loan originators as well as prime loan originators.  In some other cases, such deterioration has caused certain loan originators to cease operations.

For recent developments regarding Countrywide Home Loans, Inc., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.

For recent developments regarding GMAC Mortgage, LLC, one of the loan sellers, and its affiliates, see “Recent Developments in Respect of GMAC Mortgage, LLC” and “Recent Developments

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in Respect of Residential Capital, LLC” below.

For recent developments regarding National City Mortgage Co., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of National City Corporation” below.

For recent developments regarding Washington Mutual, Inc. an affiliate of Washington Mutual Bank, one of the loan sellers, see “Recent Developments in Respect of Washington Mutual Bank and its Affiliates” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, some sources have reported that default rates on Alt-A and other prime mortgage loans have also increased.

In response to the deterioration in the performance of prime and nonprime mortgage loans, the rating agencies have taken action with respect to a large number of prime and nonprime mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to securitizations in response to either the deteriorating delinquency, default and loss rates on prime and nonprime mortgage loans or the perception that such deterioration may occur in the future.

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A number of state regulatory authorities have taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See "Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans" in this Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower's mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

•
The Risk Factor entitled “Violation of Various Federal State and Local Laws may Result in Losses on the Mortgage Loans” on page 9 of the Prospectus is deleted in its entirety and replaced with the following:

Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices. Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of

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loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators. In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

• the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

• the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

The applicable loan seller or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, the

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applicable loan seller or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, the applicable loan seller or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time and under certain circumstances, the Depositor may substitute the affected mortgage loan, in the manner and to the extent described in the trust agreement.

It is possible in the future that governmental authorities or attorneys general may take actions against any servicer that could prohibit such servicer from pursuing foreclosure actions, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•	The Risk Factor entitled “The Sponsor and its Affliates May Have Conflicts of Interest” on pages S-37-S-38 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A, other nonprime loan originators as well as prime loan originators.  Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the loan sellers and servicers.  In taking any actions or engaging in other transactions with those originators, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the certificateholders.  Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by such originators that are not included in the issuer, and may seek to enforce against such originators any

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remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans.  Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more originators, and may seek to enforce remedies against such originators if an event of default occurs in respect of that financing.  Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any originator, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such originators on behalf of the issuer or with respect to mortgage loans included in the trust fund.

•	The following Risk Factors are added to the Prospectus Supplement:

The Ratings on Certain Classes of the Certificates Have Been Downgraded
Fitch Ratings (“Fitch”) has downgraded the ratings on certain classes of certificates as follows: (i) the Class B-1 Certificates have been downgraded from “AA” to “A”; (ii) the Class B-2 Certificates have been downgraded from “A” to “BBB”; (iii) the Class B-3 Certificates have been downgraded from “BBB” to “BB”; (iv) the Class B-4 Certificates have been downgraded from “BB” to “CCC”; and (v) the Class B-5 Certificates have been downgraded from “B” to “C”.  Fitch has also placed its ratings on the Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates on review for possible future downgrade.

In addition, Fitch has placed its rating of “AAA” on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-8 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-7 Certificates, Class 3A-8 Certificates, Class 3A-9 Certificates, Class 3A-10 Certificates, Class 3A-11 Certificates, Class 4A-1 Certificates, Class 5A-1 Certificates, Class 6A-1 Certificates, Class 7A-1 Certificates and Class A-P Certificates on review for possible future downgrade.

Standard & Poor’s Rating Services, a division of

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The McGraw Hill Companies, Inc. (“S&P”), has downgraded the ratings on certain classes of certificates as follows: (i) the Class 1A-1 Certificates have been downgraded from “AAA” to “A”; (ii) the Class 2A-1 Certificates have been downgraded from “AAA” to “A”; (iii) the Class 2A-2 Certificates have been downgraded from “AAA” to “A”; (iv) the Class 2A-3 Certificates have been downgraded from “AAA” to “A”; (v) the Class 2A-4 Certificates have been downgraded from “AAA” to “A”; (vi) the Class 2A-5 Certificates have been downgraded from “AAA” to “A”; (vii) the Class 2A-6 Certificates have been downgraded from “AAA” to “A”; (viii) the Class 2A-8 Certificates have been downgraded from “AAA” to “A”; (ix) the Class 3A-2 Certificates have been downgraded from “AAA” to “A”; (x) the Class 3A-3 Certificates have been downgraded from “AAA” to “A”; (xi) the Class 3A-4 Certificates have been downgraded from “AAA” to “A”; (xii) the Class 3A-5 Certificates have been downgraded from “AAA” to “A”; (xiii) the Class 3A-7 Certificates have been downgraded from “AAA” to “A”; (xiv) the Class 3A-8 Certificates have been downgraded from “AAA” to “A”; (xv) the Class 3A-9 Certificates have been downgraded from “AAA” to “A”; (xvi) the Class 3A-10 Certificates have been downgraded from “AAA” to “A”; (xvii) the Class 3A-11 Certificates have been downgraded from “AAA” to “A”; (xviii) the Class 4A-1 Certificates have been downgraded from “AAA” to “A”; (xix) the Class 4A-2 Certificates have been downgraded from “AAA” to “A”; (xx) the Class 5A-1 Certificates have been downgraded from “AAA” to “A”; (xxi) the Class 6A-1 Certificates have been downgraded from “AAA” to “A”; (xxii) the Class 7A-1 Certificates have been downgraded from “AAA” to “A”; and (xxiii) the Class A-P Certificates have been downgraded from “AAA” to “A”.  S&P has also placed its ratings on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-8 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-7 Certificates, Class 3A-8 Certificates, Class 3A-9 Certificates, Class 3A-10 Certificates, Class 3A-11 Certificates, Class 4A-1 Certificates, Class 4A-2 Certificates, Class 5A-1 Certificates, Class 6A-1 Certificates, Class 7A-1 Certificates and Class A-P Certificates on review for possible future downgrade.

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In addition, S&P has placed its rating of “AAA” on the Class 2A-7 Certificates, Class 3A-1 Certificates, Class 3A-6 Certificates and Class A-X Certificates on review for possible future downgrade.

There can be no assurance that these classes of certificates will not be downgraded further or that other classes of certificates will not be downgraded in the future.

The Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates are not offered by this Prospectus Supplement.

The Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans
Each of the loan sellers has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If any of the loan sellers fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such loan seller would be required to repurchase the defective mortgage loan.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.

For recent developments regarding Countrywide Home Loans, Inc., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of Countrywide” below.

For recent developments regarding GMAC Mortgage, LLC, one of the loan sellers, and its affiliates, see “Recent Developments in Respect of GMAC Mortgage, LLC” and “Recent Developments in Respect of Residential Capital, LLC” below.

For recent developments regarding National City Mortgage Co., one of the loan sellers, and its affiliates, see “Recent Developments in Respect of National City Corporation” below.

For recent developments regarding Washington Mutual, Inc. an affiliate of Washington Mutual Bank, one of the loan sellers, see “Recent Developments

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in Respect of Washington Mutual Bank and its Affiliates” below.

•
Notwithstanding anything to the contrary in the Prospectus Supplement, as previously supplemented, the following section is added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Recent Developments in Respect of Avelo Mortgage, L.L.C.

Pursuant to a Subservicing Agreement dated as of July 1, 2008, Avelo Mortgage, L.L.C. ("Avelo"), a servicer, engaged Litton Loan Servicing LP, a Delaware limited partnership ("Litton"), as a subservicer to perform the servicing obligations with respect to the Mortgage Loans serviced by Avelo.  Avelo, Litton, the Depositor and the Sponsor are affiliates.

Recent Developments in Respect of Countrywide

In a statement made on September 27, 2007 (the “September 27th Statement”) Moody's Investors Service (“Moody’s”) announced that it had placed on review for possible downgrade the “SQ1” rating of Countrywide Home Loans, Inc. (“CHL”), one of the loan sellers, as a primary servicer of prime loans.  In addition, Moody's has downgraded CHL's servicer quality ratings as a primary servicer of subprime, government insured, and second lien residential mortgage loans and as a special servicer to “SQ1-” from “SQ1”.  Moody's has also placed these ratings on review for possible further downgrade.  In the September 27th Statement, Moody's also assigned the above ratings to Countrywide Home Loan Servicing, LP (“Countrywide Servicing”), one of the servicers.

Pursuant to a Form 25-NSE filed on July 1, 2008, Countrywide Financial Corporation (“Countrywide”), the parent company of CHL and Countrywide Servicing, delisted its common stock from the New York Stock Exchange effective July 1, 2008.

Pursuant to a Form 8-K filed on July 8, 2008 (the “July 8th Announcement”), Countrywide announced that on July 1, 2008, Countrywide completed its merger with Red Oak Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Bank of America Corporation (“Bank of America”).  Upon consummation of the merger, Red Oak Merger Corporation was renamed “Countrywide Financial Corporation”.  Additionally, the July 8th Announcement stated that several Countrywide agreements were amended and that Red Oak Merger Corporation assumed the obligations of Countrywide under such amended agreements. The July 8th Announcement also announced that Red Oak Merger Corporation terminated various credit facilities of Countrywide and repaid all outstanding borrowings plus accrued interest and fees under such terminated credit facilities.

In a statement made on August 5th, 2008 (the “August 5th Announcement”), Standard and Poor's Ratings Services (“S&P”) lowered its rankings on CHL, from “Strong” to “Above Average” in the following categories: residential mortgage servicer, residential subprime mortgage servicer, residential mortgage special servicer, and residential subordinate-lien servicer. Concurrently, S&P removed the rankings from CreditWatch negative and assigned a developing outlook.

According to the August 5th Announcement the downgrades by S&P primarily reflect S&P’s view of various regulatory investigations and actions that CHL is facing regarding its bankruptcy practices described below.  The August 5th Announcement indicated that the developing outlook acknowledges uncertainties about the progression of CHL's recent

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acquisition by Bank of America, as S&P believes that the integration will require significant planning due to CHL's multiple sites and the different technology platforms in place at both companies.

The August 5th Announcement stated that according to certain filings made public in connection with legal actions initiated by certain Chapter 13 bankruptcy trustees, allegations have surfaced that CHL assessed inappropriate fees with the courts on borrowers who filed for Chapter 13 bankruptcy protection. The August 5th Announcement states that CHL is also subject to certain investigations by the Office of the U.S. Trustee, which is overseen by the U.S. Department of Justice. This includes an investigation by the Office of the U.S. Trustee into the mortgage servicing system of CHL to discern evidence of possible errors affecting items such as mishandled payments and assessment of improper charges. The August 5th Announcement states that CHL is currently attempting to resolve these discrepancies with the appropriate regulatory authorities.

The August 5th Announcement indicated that the ratings outlook is developing, that S&P remains uncertain how the eventual integration of CHL and Bank of America will progress, and that recent announcement that a Bank of America executive manager will oversee the combined mortgage division contrasted with previous plans, adding further uncertainty to the equation.  The August 5th Announcement states that although CHL continues to evidence servicing efficiencies, S&P is concerned about how the CHL's bankruptcy issues and the challenges involved with a large-scale integration will affect CHL’s operations.

Pursuant to a Rule 424(b)(3) filing made with respect to the CHL Mortgage Pass-Through Trust 2007-9 securitization (the “CWMBS Securitization”) on or about October 28, 2008 (the “October 28th Filing”) by CWMBS Inc., a limited purpose finance subsidiary of Countrywide (“CWMBS”), CWMBS announced that complaints alleging violations of the federal securities laws have been filed in Los Angeles Superior Court against various parties who participated in certain securitization transactions effected by CWMBS and its affiliates between January 2005 and late December 2007. The October 28th Filing indicated that the complaints name as defendants Countrywide, CHL, Countrywide Servicing, Countrywide Securities Corporation, CWABS, Inc., CWALT, Inc., CWHEQ, Inc., CWMBS and certain individuals who served as directors of CWMBS and its affiliates during the applicable period, along with other unaffiliated entities.  The October 28th Filing indicated that the complaints allege, among other things, that the mortgage loans transferred to the various securitization trusts of Countrywide were not originated in accordance with the underwriting guidelines and underwriting process that were disclosed in the applicable prospectus supplements. The October 28th Filing indicated that the complaints seek unspecified monetary damages and other forms of relief.

In addition, the October 28th Filing indicated that certain state and local government officials have filed proceedings against Countrywide, CHL and Countrywide Servicing, including lawsuits brought by the state attorneys general of California, Connecticut, Florida, Illinois, Indiana and West Virginia. The October 28th Filing indicated that the lawsuits alleged, among other things, that Countrywide, CHL and Countrywide Servicing violated state consumer protection laws by engaging in deceptive marketing practices designed to increase the volume of loans they originated and then sold into the secondary market and (according to certain of the complaints) by improperly servicing loans. The October 28th Filing indicated that the lawsuits have sought various remedies, including among other things, restitution, other monetary relief, penalties and rescission or reformation of mortgage loans made to consumers. In addition, the October 28th Filing indicated that the Director of the Washington State Department of Financial Institutions has commenced an administrative proceeding against CHL alleging, among other things, that CHL did not provide borrowers with certain required disclosures and that the loan

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products made available to Washington borrowers of protected races or ethnicities were less favorable than those made available to other similarly situated borrowers.

The October 28th Filing indicated that on October 6, 2008, Bank of America announced settlements in relation to allegations of unfair and deceptive marketing practices with the state attorneys general of several states, including Arizona, California, Connecticut, Florida, Illinois, Iowa, Michigan, North Carolina, Ohio, Texas and Washington (such states, together with such additional states that enter into settlements, the “Settling States”). The October 28th Filing indicated that the settlement with the Attorney General of Washington does not address the pending administrative action. The October 28th Filing indicated that following Bank of America’s settlement announcement on October 6, 2008, Bank of America entered into settlements with the states attorneys general of Nevada and Pennsylvania, and has engaged in negotiations, and may have entered into other settlements, with additional states attorneys general. The October 28th Filing indicated that the cornerstone of the settlements is a loan modification program for subprime borrowers and borrowers with negative amortization loans which is designed to avoid foreclosures, along with a nationwide fund of up to $150 million for payments to borrowers who have already experienced foreclosure.

The October 28th Filing indicated that while the outcome of the proceedings described above that are not subject to settlements with Settling States is unknown, the relief sought by the government officials in one or more of these matters could, if granted, result in delays in the foreclosure process, reduced payments by borrowers, modification of the original terms of the mortgage loans in the CWMBS Securitization, permanent forgiveness of all or a portion of the amounts owing in respect of the related mortgage loans and/or increased reimbursable servicing expenses, which could result in delays and reductions in distributions to be made to certificateholders in the CWMBS Securitization or an increase in realized losses allocated to the certificates in the CWMBS Securitization.  Although the October 28th Filing was made with respect to the CWMBS Securitization, the relief sought by the government officials described above may, if granted, have a similar impact on other mortgage loans originated, sold or serviced by Countrywide, CHL or Countrywide Servicing and securitization transactions involving such mortgage loans.

In a statement made on November 6, 2008 (the “November 6th Statement”), Moody's announced that it had confirmed the Servicer Quality ratings of CHL and Countrywide Servicing.  CHL and Countrywide Servicing are currently rated as SQ1 as a primary servicer of prime loans and SQ1- as a primary servicer of subprime, government insured and second lien loans, and as a special servicer.

The November 6th Statement indicated that Moody’s had placed the Servicer Quality ratings on review for possible downgrade on September 27, 2007, as a result of a deterioration in financial condition and a resulting downgrade of the senior unsecured ratings of Countrywide to “Baa3” from “A3”.  The confirmation is a result of the acquisition of Countrywide, by Bank of America Corporation and the recent agreement with the Attorneys General.

In a statement made on February 2, 2009 (the “February 2nd Announcement”), Fitch Ratings (“Fitch”) downgraded CHL’s servicer quality ratings as follows:

•	Primary servicer quality rating for prime residential loans to “RPS1-” from “RPS1”;

•	Primary servicer quality rating for Alt-A residential loans to “RPS2+” from “RPS1-”;

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•	Primary servicer quality rating for subprime residential loans to “RPS2+” from “RPS1-”;

•	Primary servicer quality rating for HELOC residential loans to “RPS2+” from “RPS1-”; and

•	Special servicer quality rating to “RSS2+” from “RSS1-”.

Fitch also affirmed CHL’s master servicer quality rating at “RMS2+”.

According to the February 2nd Announcement, the servicer rating actions reflect Fitch’s concern regarding the potential impact on servicing operations of continued pressure on CHL’s financial flexibility in the increasingly challenged residential mortgage market.

Recent Developments in Respect of GMAC Mortgage, LLC

In a statement made on December 12, 2007, Fitch announced that it had withdrawn its residential servicer ratings for both GMAC Mortgage, LLC (“GMACM”), indicated above, and Homecomings Financial, LLC and assigned a residential primary subservicer rating and residential primary servicer rating for prime and Alt-A products of RPS2+ to Residential Capital, LLC (“ResCap”).  This rating takes into consideration the servicing capabilities of GMACM and reflects the financial rating of ResCap.

On December 4, 2008, Moody’s downgraded the servicer quality ratings of GMACM and kept these ratings on review for further possible downgrade as follows:

•	Primary servicer of prime residential mortgage loans from “SQ2-” to “SQ3+”;

•	Primary servicer of subprime residential mortgage loans from “SQ3+” to “SQ3”;

•	Primary servicer of second lien loans from “SQ3+” to “SQ3”;

•	Primary servicer of HLTV residential mortgage loans from “SQ3+” to “SQ3”; and

•	Special servicer from “SQ3+” to “SQ3”.

Recent Developments in Respect of Residential Capital, LLC

On February 22, 2008, S&P reduced the counterparty long term credit rating of ResCap, the parent company of GMACM, from BB+ to B, and reduced the counterparty short term credit rating of ResCap from B to C. Standard & Poor’s also assigned a negative rating outlook ResCap.

On March 3, 2008, Fitch reduced the long term issuer default rating of ResCap from BB+ to BB-.  Fitch downgraded ResCap’s senior and subordinated debt to B+ and B-, respectively.  Fitch also assigned the status of ratings watch negative outlook to ResCap.

On May 27, 2008, Fitch downgraded ResCap’s residential mortgage servicer ratings as follows:

•	Primary servicer for prime product from “RPS2+” to “RPS3”;

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•	Primary servicer for Alt-A product from “RPS2+” to “RPS3”;

•	Primary servicer for subprime product from “RPS2” to “RPS3-”;

•	Primary servicer for high loan-to-value product from “RPS2” to “RPS3-”;

•	Primary servicer for home equity/home equity lines of credit product from “RPS2” to “RPS3-”;

•	Primary specialty-subservicer from “RPS2+” to “RPS3”;

•	Special servicer from “RSS2+” to “RSS3-”; and

•	Master servicer from “RMS2+” to “RMS3-”.

Pursuant to a Form 8-K filed on May 5, 2008 (the “May 5th Announcement”), ResCap announced that it is highly leveraged relative to its cash flow and that its liquidity position has been declining.  The May 5th Announcement also provides that there is a significant risk that ResCap will not be able to meet its debt service obligations, certain financial covenants in its credit facilities and be in a negative liquidity position in June 2008.

ResCap further announced that it is conducting and negotiating various debt tender and exchange offers, and other financial transactions, to improve its financial position.  The May 5th Announcement provides that even if ResCap is successful in implementing all of the financial transactions it is contemplating, it will be required, in order to satisfy its liquidity needs and comply with anticipated covenants to be included in the new financial agreements requiring maintenance of minimum cash balances, to consummate in the near term, certain asset sales or other capital generating actions over and above ResCap’s normal mortgage finance activities, to provide additional cash of approximately $600 million by June 30, 2008.  The May 5th Announcement provides that asset liquidation initiatives may include, among other things, sale of retained interest in ResCap’s mortgage securitizations, marketing of loans secured by time share receivables, marketing of ResCap’s U.K. and Continental Europe mortgage loan portfolios, whole loan sales and marketing of businesses and platforms that are unrelated to ResCap’s core mortgage finance business.  Moreover, the May 5th Announcement provides that the amount of liquidity ResCap will need may be greater than currently anticipated as a result of additional factors and events (such as interest rate fluctuations and margin calls) that increase ResCap’s cash needs causing ResCap to be unable to independently satisfy its near-term liquidity requirements.

According to the May 5th Announcement, ResCap incurred significant losses in the first quarter of 2008 and its ratings from four rating agencies were negatively impacted.  Additionally, the May 5th Announcement states that changes in the business environment and ResCap’s performance may further negatively impact its ratings.  The May 5th Announcement states that currently all four rating agencies have placed ResCap on negative watch, reflecting the credit agencies’ concern that, among other things, continued stresses in the mortgage markets will continue to present financial challenges to ResCap in the near term.  According to the May 5th Announcement on February 5, February 22, March 3, April 23, April 24, April 29, and May 2 ratings downgrades were announced by all four rating agencies. The May 5th Announcement provides that if the current ratings continue in effect or the ratings are further downgraded, it could increase the interest rate that ResCap would have to pay to raise money in the capital markets, making it more expensive for ResCap to borrow money and adversely impacting its access to capital.

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Pursuant to a Form 8-K filed on June 12, 2008 (the “June 12th Announcement”) ResCap announced that on June 6, 2008, it closed its previously announced private debt tender and exchange offers for certain of its outstanding debt securities.  The June 12th Announcement includes additional details regarding such tender and exchange offers.

Pursuant to a Form 10-Q filed on August 8, 2008, ResCap announced the following:

1.     ResCap has significant near-term liquidity issues. There is a significant risk that ResCap will not be able to meet its debt service obligations and other funding obligations in the near-term.

ResCap expects continued liquidity pressures for the remainder of 2008 and the early part of the 2009.  ResCap is highly leveraged relative to its cash flow.

ResCap expects that additional and continuing liquidity pressure, which is difficult to forecast with precision, will result from the obligation of its subsidiaries to advance delinquent principal, interest, property taxes, casualty insurance premiums and certain other amounts with respect to mortgage loans it services that become delinquent. Recent increases in delinquencies with respect to ResCap’s servicing portfolio have increased the overall level of such advances, as well as extending the time over which it expects to recover such amounts under the terms of its servicing contracts.

Moreover, even if ResCap is successful in implementing all of the actions described in the 10-Q filing, its ability to satisfy its liquidity needs and comply with any covenants included in its debt agreements requiring maintenance of minimum cash balances may be affected by additional factors and events (such as interest rate fluctuations and margin calls) that increase ResCap’s cash needs making it unable to independently satisfy its near-term liquidity requirements.

2.     ResCap’s business requires substantial capital, and if it is unable to maintain adequate financing sources its profitability and financial condition will suffer and jeopardize its ability to continue operations.

Pursuant to a Form 8-K filed by ResCap on November 5, 2008 (the “November 5th Announcement”), ResCap reported that during the third quarter, ResCap would take additional actions to significantly streamline operations, reduce cost and adjust its lending footprint. These actions included closing all GMAC Mortgage retail offices, ceasing originations through the Homecomings wholesale broker channel and further curtailing business lending and international business activities. In addition, ResCap entered into an agreement to sell the GMAC Home Services business to Brookfield Residential Property Services.

ResCap further announced that its U.S. residential finance business was negatively affected by lower mortgage production and a decrease in net servicing fees. While prime conforming loan production decreased year-over-year with $6.8 billion in the third quarter of 2008 versus $12.2 billion in the year-ago period, production of higher-margin government loans increased to $4.1 billion this quarter compared to $1.4 billion in the third quarter of 2007.

According to the November 5th Announcement, in the third quarter, GMAC LLC (“GMAC”) forgave $101.5 million of debt outstanding under the mortgage servicing rights credit facility with ResCap as a capital contribution to the mortgage subsidiary. In addition, GMAC also forgave $95.3 million of outstanding principal and accrued unpaid interest on ResCap notes held by GMAC. In October, GMAC forgave additional debt to ensure that ResCap remained compliant with the tangible net worth covenant.

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The November 5th Announcement further stated that adverse market conditions have made it difficult for ResCap to maintain adequate capital and liquidity levels. As a result, absent economic support from GMAC, substantial doubt exists regarding ResCap’s ability to continue as a going concern.

In a statement made on November 20, 2008 (the “November 20th Announcement”), Moody’s announced that it has downgraded the senior secured, junior secured and unsecured senior debt ratings of ResCap from “Ca” to “C”.  According to the November 20th Announcement, the outlook is stable.

On December 12, 2008, Fitch downgraded ResCap’s residential mortgage servicer ratings as follows:

•	Primary servicer for prime product from “RPS3” to “RPS4”;

•	Primary servicer for Alt-A product from “RPS3” to “RPS4”;

•	Primary servicer for subprime product from “RPS3-” to “RPS4”;

•	Primary servicer for high loan-to-value product from “RPS3-” to “RPS4”;

•	Primary servicer for home equity/home equity lines of credit product from “RPS3-” to “RPS4”;

•	Primary specialty-subservicer from “RPS3” to “RPS4”;

•	Special servicer from “RSS3-” to “RSS4”; and

•	Master servicer from “RMS3-” to “RMS4”.

Recent Developments in Respect of National City Corporation

In an announcement on November 12, 2007 (the “November 12th Announcement”), Fitch downgraded National City Mortgage Co.’s (“National City”) residential primary servicer rating for both Prime and Alt-A product from RPS1- to RPS2+.  The November 12th Announcement indicated that the servicer ratings actions were taken due to a weakening of the financial strength of National City’s indirect parent company, National City Corporation (“NCC”), whose rating was downgraded by Fitch on November 6, 2007 from AA- to A+.

Pursuant to a Form 8-K filed on October 24, 2008, NCC and The PNC Financial Services Group, Inc (“PNC”) announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of NCC and PNC. The Merger Agreement has been unanimously approved by the boards of directors of NCC and PNC.

In an announcement on October 27, 2008 (the “October 27th Announcement”), S&P placed its “Above Average” residential primary servicer ranking on National City Bank (“National City Bank”) and its “Above Average” commercial mortgage primary servicer ranking on Capstone Realty Advisors LLC, a subsidiary of National City Bank, on “CreditWatch with negative implications”.  The October 27th Announcement indicated that the CreditWatch placements were due to S&P’s uncertainties regarding the acquisition of NCC by PNC.

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Pursuant to a Form 8-K filed on December 23, 2008 (the “December 23rd Announcement”), NCC announced that at a special meeting held on December 23, 2008, the stockholders of NCC approved the merger between PNC and NCC pursuant to the Merger Agreement, dated as of October 24, 2008. At a separate meeting on the same date, the shareholders of PNC approved the issuance of PNC common stock as contemplated by the Merger Agreement.  The December 23rd Announcement also provided that the transaction is expected to close by the end of 2008.

Pursuant to a Form 8-K filed on December 31, 2008, PNC announced that the Merger had been completed effective as of December 31, 2008.

In an announcement on February 10, 2009 (the “February 10th Announcement”), Moody’s downgraded National City Bank’s servicer quality rating as a primary servicer of second lien loans from “SQ2” to “SQ2-”. According to Moody’s, the rating is based on above average collections abilities, average loss mitigation results and above average servicing stability.

According to the February 10th Announcement, Moody’s stated that it views National City Bank’s servicing stability as above average.

Recent Developments in Respect of SunTrust Mortgage, Inc.

In an announcement on May 11, 2009 (the “May 11th Announcement”), Moody's placed the servicer quality rating of SunTrust Mortgage, Inc. (“SunTrust”) on watch for possible downgrade and lowered the company's servicing stability rating assessment from “strong” to “above average”. Currently, SunTrust is rated “SQ2+” as a primary servicer of prime residential mortgage loans.

According to the May 11th Announcement, Moody’s rating action is mainly driven by the recent downgrade of the fundamental rating of SunTrust Banks, Inc. (“SunTrust Bank”). On April 23, 2009, Moody’s downgraded the senior debt rating of SunTrust Bank from “A1” to “Baa1”. The outlook on SunTrust Bank and its subsidiaries is negative. In addition, SunTrust has credit loss exposure notable in the company's real estate portfolio concentration in Florida, a particularly challenging market.

Recent Developments in Respect of Washington Mutual Bank and its Affiliates

On September 25, 2008, Washington Mutual Bank, one of the servicers of the Mortgage Loans was closed by the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”) was named receiver.  According to announcements made by the FDIC, upon the closure, JPMorgan Chase acquired the assets and most of the liabilities of Washington Mutual Bank from the FDIC as receiver for Washington Mutual Bank, in a transaction facilitated by the OTS and the FDIC.

Pursuant to a Form 8-K dated September 25, 2008 (the “September 25th Announcement”) and filed by JPMorgan Chase & Co. (“JPMorgan”) with the SEC on September 26, 2008, JPMorgan announced it had acquired all deposits, assets and certain liabilities of Washington Mutual’s  banking operations from the FDIC effective immediately.  In the September 25th Announcement, JPMorgan stated that it would not be acquiring any assets or liabilities of Washington Mutual, Inc., the  parent holding company of Washington Mutual Bank or of Washington Mutual, Inc.’s non-bank subsidiaries.

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The outcome of the foregoing developments on the servicing of the Mortgage Loans and its impact on the certificates is uncertain.

In an announcement on September 25, 2008 titled “Continuation of Contracts Transferred from Washington Mutual Bank” the FDIC stated that, by operation of law, parties to agreements by Washington Mutual Bank may not exercise any contractual or other rights to trigger termination, acceleration, default, or other actions based upon the insolvency of Washington Mutual Bank, the appointment of the FDIC as receiver, or the transfer of such agreements to JPMorgan Chase. The FDIC stated that sections 12 U.S.C. §§ 1821(d) and (e)(13) of the Federal Deposit Insurance Act, prohibit the exercise of such contractual or other rights in order to promote an orderly resolution of insured depository institutions.

Thus investors in the certificates should assume that the remedies for a servicer event of default that are described in the Prospectus Supplement under “The Servicers—Rights upon Events of Default” will not be available or exercisable based upon the insolvency of Washington Mutual Bank, the appointment of the FDIC as receiver, or the transfer of the servicing agreement to JPMorgan Chase.

The assumption by JPMorgan of servicing of the mortgage loans as part of its acquisition of Washington Mutual’s banking operations could involve the disruptions and other risks that are presented by any transfer of servicing. See “Risk Factors—The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates.”  In addition, given the unique nature and the scope of this acquisition, there may be other risks to certificateholders that cannot be determined at this time.

In a press release dated September 26, 2008 (the “S&P Announcement”), S&P placed its “Above Average” residential prime rating, its “Above Average” residential subprime rating and its “Average” commercial mortgage primary, master, and special servicer ratings of Washington Mutual Bank on CreditWatch with negative implications. The S&P Announcement noted that S&P’s CreditWatch negative placements followed the sale to JPMorgan and reflect the uncertainties that the sale presents regarding JPMorgan’s plans for the Washington Mutual servicing operations. The S&P Announcement stated that given JPMorgan's quick acquisition of Washington Mutual, it is currently difficult to assess what the near-term and ultimate impact, if any, there will be to the loan servicing businesses of Washington Mutual Bank.

Pursuant to a Form 8-K filed on October 17, 2008, Washington Mutual, Inc. stated that on October 15, 2008, the United States Attorney’s Office for the Western District of Washington announced that, together with investigators from the Federal Bureau of Investigation, the Federal Deposit Insurance Corporation Office of Inspector General, the Securities Exchange Commission and the Internal Revenue Service Criminal Investigations, is examining the activities of Washington Mutual Bank, its leaders and others to determine if any federal laws were violated in connection with the failure of Washington Mutual Bank.

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